UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Diligent Board Member Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Q3191S103

(CUSIP Number)

Gary Purwin

West Broadway Advisors, L.L.C.

488 Madison Avenue, 21st Floor

New York, NY 10022

212-832-1110

with a copy to:

Gary I. Teblum, Esq.

Trenam, Kemker, Scharf, Barkin, Frye, O’Neill & Mullis, P.A.

2700 Bank of America Plaza

Tampa, Florida 33602

813-227-7457

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Q3191S103	Page 2 of 10 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Spring Street Partners, L.P. 13-3842463
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7	Sole voting power 25,950,307 *
	8	Shared voting power -0-
	9	Sole dispositive power 25,950,307 *
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 25,950,307 *
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 24.8%
14	Type of reporting person BD, PN

*	See Item 5.

SCHEDULE 13D

CUSIP No. Q3191S103	Page 3 of 10 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON West Broadway Advisors, L.L.C. 13-3995264
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds N/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 25,950,307 *
	9	Sole dispositive power -0-
	10	Shared dispositive power 25,950,307 *
11	Aggregate amount beneficially owned by each reporting person 25,950,307 *
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 24.8%
14	Type of reporting person OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. Q3191S103	Page 4 of 10 Pages

1	Name of reporting person David Liptak
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds N/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 25,950,307 *
	9	Sole dispositive power -0-
	10	Shared dispositive power 25,950,307 *
11	Aggregate amount beneficially owned by each reporting person 25,950,307 *
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 24.8%
14	Type of reporting person IN

*	See Item 5.

SCHEDULE 13D

CUSIP No. Q3191S103		Page 5 of 10 Pages

Introduction.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4 to Schedule 13D”) amends and restates the Schedule 13D filed on March 23, 2009, as amended (“Schedule 13D”) by the Reporting Persons (as defined in Item 2 below), relating to their beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”) of Diligent Board Member Services, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 4 to Schedule 13D (i) reflects the change in reporting persons described in Item 2 below, (ii) reflects the dispositions of Common Stock by the Reporting Persons described in Item 5 below and (ii) amends and restates Item 2, Item 5, and Item 7. Except for the above-referenced amendments, this Amendment No. 4 to Schedule 13D does not modify any of the information previously reported on the Schedule 13D.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock of Diligent Board Member Services, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 39 West 37th Street, 8th Floor, New York, New York 10018.

Item 2.	Identity and Background.

(a), (f) This Amendment No. 4 to Schedule 13D is being filed jointly by: (1) Spring Street Partners, L.P., a limited partnership organized under the Illinois Revised Uniform Limited Partnership Act of 1986 (“Spring Street”), (ii) West Broadway Advisors, L.L.C., a limited liability company formed under the Delaware Limited Liability Act and (iii) David Liptak, a citizen of the United States (each individually, a “Reporting Person” or collectively, the “Reporting Persons”). Mr. Liptak is the sole manager and member of West Broadway Advisors, L.L.C.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). Each Reporting Person disclaims beneficial ownership of all shares of Common Stock to which such Reporting Person does not have a pecuniary interest. The agreement among the Reporting Persons to file this Amendment No. 4 to Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act is attached hereto as Exhibit 99.1.

(b) The address of each Reporting Person is 488 Madison Avenue, 21st Floor, New York, NY 10022.

(c) Spring Street is an investment partnership and is registered with the Securities and Exchange Commission (the “SEC”) as a broker/dealer. Effective January 1, 2011, Spring Street Partners, Inc. (the former general partner of Spring Street) was replaced by West Broadway Advisors, L.L.C. as the sole general partner of Spring Street. The change in general partners was a reorganization of the management of Spring Street. However, because David Liptak is the President and sole shareholder of Spring Street Partners, Inc. and is also the manager and sole member of West Broadway Advisors, L.L.C., the change in general partner was not designed to change, and did not change, the effective ultimate beneficial ownership in the Issuer.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP No. Q3191S103		Page 6 of 10 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

On February 17, 2010, Spring Street purchased from Services Share Holding LLC (“Services Share Holding”) 2,500,000 shares of Common Stock for a total purchase price of $607,910.00, as reflected in an off-market transfer form dated February 16, 2010 (“Transfer Form”). On September 25, 2009, Spring Street purchased from Services Share Holding 620,140 shares of Common Stock for a total purchase price of $89,523.38 (“Common Stock Purchase”). Pursuant to a Stock Purchase Agreement dated March 30, 2009 (“Common Stock Purchase Agreement”), Spring Street purchased from Services Share Holding LLC 2,387,263 shares of Common Stock for a total purchase price of $179,044.76 (collectively, the stock purchased in the Common Stock Purchase and as reflected in the Transfer Form and the Common Stock Purchase Agreement is referred to as the “Purchased Common Stock”).

As more fully described in Item 4 below, on March 11, 2009, Spring Street purchased from the Issuer 20,000,000 shares of Series A Preferred Stock of the Issuer (the “Purchased Preferred Stock”), pursuant to a Stock Purchase Agreement dated February 13, 2009 (the “Purchase Agreement”). The total amount of funds used to acquire the Purchased Preferred Stock was $2,000,000.00

The funds used to acquire the Purchased Common Stock and the Purchased Preferred Stock were obtained from the investment capital of Spring Street, all of which was derived from capital contributions by the limited partners of Spring Street.

As stated below, the holders of Series A Preferred Stock have the right to receive dividends annually at the rate of 11%, and such dividends may be payable, at the option of the Issuer, as in-kind dividends of additional shares of Series A Preferred Stock. On January 4, 2010, the Issuer paid in-kind dividends to Spring Street consisting of 1,777,904 shares of Series A Preferred Stock (the “PIK Dividends”). No funds were used in connection with the acquisition of PIK Dividends.

Item 4.	Purpose of Transaction.

Spring Street consummated the transactions reflected on the Transfer Form and contemplated by the Common Stock Purchase Agreement and the Purchase Agreement for investment purposes. The Purchased Preferred Stock represents two-thirds of the outstanding Series A Preferred Stock of the Issuer. The Purchased Preferred Stock and the PIK Dividends are convertible into Common Stock at the option of Spring Street at any time without consideration, initially on a one-to-one basis. The Common Stock is registered with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Pursuant to the terms of the Purchase Agreement, the Issuer filed an Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), which changed the Issuer’s capitalization by increasing the authorized number of Common Stock and designating the Series A Preferred Stock as a new class of stock. Among other things, the Series A Preferred Stock has dividend, liquidation, and other rights senior to those of the Common Stock. For example, the Issuer must pay dividends on the Series A Preferred Stock prior to other dividends, and the Issuer is also restricted in the payment of dividends as noted below. The Issuer may not take certain actions without obtaining the consent of the holders of 60% of the outstanding shares of Series A Preferred Stock. Generally, subject to certain exceptions, such actions include: (i) liquidating the Issuer, (ii) creating a class of stock or issuing shares of stock senior to the Series A Preferred Stock, (iii) redeeming any shares of capital stock of the Issuer or declaring or paying dividends on any shares of capital stock of the Issuer, (iv) creating or issuing debt securities, (v) creating or changing any subsidiary structure, (vi) increasing the size of the board of directors, (vii) changing any compensatory stock plans of the Issuer, and (viii) taking certain actions with respect to affiliates. Further, the Issuer may not make certain amendments to the Issuer’s Certificate of Incorporation or bylaws without the consent of the holders of 81% of the outstanding shares of Series A Preferred Stock.

Pursuant to the terms of the Certificate of Incorporation, the Issuer may choose to pay dividends on the Series A Preferred Stock in additional shares of Series A Preferred Stock. Thus, upon receipt of any such dividends paid in shares of Series A Preferred Stock, Spring Street may acquire additional securities of the Issuer, from time to time.

SCHEDULE 13D

CUSIP No. Q3191S103		Page 7 of 10 Pages

The Certificate of Incorporation also empowered the holders of the outstanding Series A Preferred Stock to designate one director of the Issuer. Spring Street designated David Liptak as a director and Mr. Liptak has since taken office.

Pursuant to the Purchase Agreement, the Issuer and Spring Street entered into an Investor Rights Agreement, dated March 11, 2009 (the “Investor Rights Agreement”), pursuant to which the Issuer has granted to Spring Street certain demand and piggyback registration rights.

The foregoing descriptions in Amendment No. 3 to Schedule 13D of the Transfer Form, the Common Stock Purchase Agreement, the Purchase Agreement, the Certificate of Incorporation, and the Investor Rights Agreement are qualified in their entirety by reference to the full text of such documents, which documents are exhibits to Amendment No. 3 to Schedule 13D or to the Schedule 13D.

Each of the Reporting Persons reserves the right, in light of an ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, Spring Street’s business objectives and other relevant factors, at any time to change plans and intentions regarding the investment in the Issuer described in Amendment No. 3 to Schedule 13D, as deemed appropriate. Such changes may include, and each of the Reporting Persons reserves the right to effect (or seek to effect), at any time and from time to time in any single transaction or series of transactions, in each case subject to any applicable legal and contractual restrictions on his or its ability to do so, any or all of the following actions:

(a)	purchasing additional shares of Common Stock or other securities of the Issuer on the open market, in privately negotiated transactions, or otherwise;

(b)	selling some or all of the Reporting Persons’ shares of Common Stock or other Issuer securities on the open market, in privately negotiated transactions, or otherwise;

(c)	extraordinary corporate transactions, including, without limitation, mergers, acquisitions, dispositions, recapitalizations, sales or transfers of assets, reorganizations or liquidations involving the Issuer;

(d)	sale or transaction of a material amount of assets of the Issuer;

(e)	compositional changes to the board of directors or management of the Issuer as described herein and otherwise;

(f)	material changes in the present capitalization or dividend policy of the Issuer;

(g)	material changes in the Issuer’s business or corporate structure;

(h)	changes to the Issuer’s certificate of incorporation, bylaws and other organizational documents;

(i)	causing a class of securities of the Issuer to be delisted from a national securities exchange;

(j)	causing a class of securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and

(k)	taking all such additional actions as the Reporting Persons deem necessary or advisable to effectuate the foregoing objectives, and which the Reporting Persons believe are reasonably related thereto.

SCHEDULE 13D

CUSIP No. Q3191S103		Page 8 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

(a), (b) The percentages used herein are calculated based upon the 82,666,191 shares of Common Stock outstanding as of November 2, 2012, as per the Issuer’s Form 10-Q, filed November 13, 2012. For the purposes of calculating the percentage of outstanding Common Stock beneficially owned by the Reporting Persons, such outstanding shares are increased by the 21,777,904 shares of Common Stock into which the Purchased Preferred Shares and the PIK Dividends are convertible, which shares of Common Stock are deemed to be outstanding. Thus, a total of 104,444,095 shares are used to calculate the percentage of outstanding Common Stock beneficially owned by the Reporting Persons as described in this Amendment No. 4 to Schedule 13D.

On each of August 24, 2012 and December 21, 2012, the Reporting Persons effectuated the following estate planning transactions (collectively, the “Estate Planning Transfers”): (1) Spring Street made a limited partnership distribution to Mr. Liptak of shares of Common Stock (in the amounts of 320,000 on August 24 and 700,000 on December 21); and (2) Mr. Liptak made a bona fide gift of shares of Common Stock to Etta Brandman and Janet Taylor, as co-trustees of the Liptak 2012 Family Agreement, a trust for the benefit of Mr. Liptak’s children (in the amounts of 320,000 on August 24 and 700,000 on December 21). Mr. Liptak is neither a trustee nor a beneficiary of that trust. On September 19, 2012, Spring Street made a bona fide gift of 315,000 shares of Common Stock to a private educational institution (the “School Gift”). After taking into account the purchases and acquisitions of Common Stock reported upon in previous filings of this Schedule 13D and amendments thereto, and after consummation of the Estate Planning Transfers and the School Gift described in this paragraph, Spring Street is the record owner of a total of 4,172,403 shares of Common Stock.

After taking into account the purchases and acquisitions of Series A Preferred Stock reported upon in previous filings of this Schedule 13D and amendments thereto, Spring Street is the record holder of 21,777,904 shares of Series A Preferred Stock, which are immediately convertible into an equal number of shares of Common Stock.

Assuming the conversion in full of all of the Series A Preferred Stock held by Spring Street, Spring Street is the beneficial owner of 25,950,307 shares of Common Stock constituting approximately 24.8% of the total outstanding shares of Common Stock (the “Subject Shares”). Such calculations have been made in accordance with Rule 13d-3(d)(1) under the Exchange Act. Spring Street has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the Subject Shares of Common Stock.

West Broadway Advisors, L.L.C., as the sole general partner of Spring Street, may be deemed to have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the Subject Shares. David Liptak, as the manager and sole member of West Broadway Advisors, L.L.C., may also be deemed to have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the Subject Shares. Therefore, West Broadway Advisors, L.L.C. and David Liptak may be deemed to be the beneficial owners of the Subject Shares. West Broadway Advisors, L.L.C. and David Liptak each disclaim beneficial ownership of the Subject Shares except to the extent of their pecuniary interest therein.

(c) Other than the Estate Planning Transfers as described in this Amendment No. 4 to Schedule 13D, none of the Reporting Persons has effected any transactions in respect of the Common Stock in the past 60 days.

(d) The right to receive dividends on, and proceeds from the sale of the Subject Shares which may be beneficially owned by the persons described in (a) and (b) above, is governed by the partnership and operating agreements of each such entity, as applicable, and such dividends or proceeds may be distributed with respect to the partners or members in accordance with their respective interests.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 2 and Item 5 in this Amendment No. 4 to Schedule 13D and the responsese to Item 4 in Amendment No. 3 to Schedule 13D are incorporated herein by this reference. Except as set forth in response to those

SCHEDULE 13D

CUSIP No. Q3191S103		Page 9 of 10 Pages

Items of this Schedule 13D and the agreements which are set forth as exhibits hereto, and incorporated herein by this reference, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Issuer, including transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated February 14, 2013, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

Exhibit 99.2	Purchase Agreement, dated February 13, 2009 (1).

Exhibit 99.3	Certificate of Incorporation, filed with the State of Delaware on March 11, 2009 (1).

Exhibit 99.4	Investor Rights Agreement, dated March 11, 2009 (1).

Exhibit 99.5	Common Stock Purchase Agreement, dated March 30, 2009 (2).

Exhibit 99.6	Transfer Form, dated February 16, 2010 (3).

Exhibit 99.7	Power of Attorney executed by Spring Street Partners, L.P., dated October 1, 2009 (3).

Exhibit 99.8	Power of Attorney executed by David Liptak, dated October 1, 2009 (3).

Exhibit 99.9	Power of Attorney executed by West Broadway Advisors, L.L.C., dated February 14, 2013.

(1)	Incorporated herein by reference to the Exhibits to the Schedule 13D filed by the Reporting Persons on March 23, 2009.
(2)	Incorporated herein by reference to the Exhibits to the Amendment No. 1 to Schedule 13D filed by the Reporting Persons on April 2, 2009.
(3)	Incorporated herein by reference to the Exhibits to the Amendment No. 2 to Schedule 13D filed by the Reporting Persons on February 18, 2010.

SCHEDULE 13D

CUSIP No. Q3191S103		Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

SPRING STREET PARTNERS, L.P.

By:	WEST BROADWAY ADVISORS, L.L.C., its general partner

By:	/s/ Diana L. Hayes
	Name:	Diana L. Hayes
	Title:	Attorney-in-fact

WEST BROADWAY ADVISORS, L.L.C.

By:	/s/ Diana L. Hayes
	Name:	Diana L. Hayes
	Title:	Attorney-in-fact

David Liptak, Individually

/s/ Diana L. Hayes
	By:	Diana L. Hayes, attorney-in-fact